SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Vaneta I. Bernard
U.S. Bank National Association
One Federal Street
Boston, MA 02110
(617) 603-6413
(Name, address and telephone number of agent for service)

The National Collegiate Funding LLC
(Issuer with respect to the Securities)

Delaware	65-1177163
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

800 Boylston Street, 34th Floor, Boston, MA	02199-8157
(Address of Principal Executive Offices)	(Zip Code)

The National Collegiate Funding Student Loan Trusts
Student Loan Asset Backed Notes
(Title of the Indenture Securities)

FORM T-1

Item 1.      GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject. Comptroller of the Currency Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers. Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation. None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.*

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of March 31, 2007, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

* Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

NOTE

           The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

SIGNATURE

           Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston, Commonwealth of Massachusetts on the 31st of May, 2007.

U.S. BANK NATIONAL ASSOCIATION By: /s/ Vaneta I. Bernard Vaneta I. Bernard Title: Vice President

By:   /s/ Karen R. Beard
        Karen R. Beard
        Title: Vice President

Exhibit 6

CONSENT

           In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: May 31, 2007

U.S. BANK NATIONAL ASSOCIATION By: /s/Vaneta I. Bernard Vaneta I. Bernard Title: Vice President

By: /s/Karen R. Beard
       Karen R. Beard
       Title: Vice President

Exhibit 7

U.S. Bank National Association
Statement of Financial Condition
As of 3/31/2007

($000‘s)

                                                                     3/31/2007
                                                                  --------------
Assets
     Cash and Due From Depository Institutions                       $6,303,662
     Securities                                                      40,113,107
     Federal Funds                                                    3,703,512
     Loans & Lease Financing Receivables                            142,890,256
     Fixed Assets                                                     2,245,733
     Intangible Assets                                               12,061,124
     Other Assets                                                    12,507,676
                                                                  -------------
     Total Assets                                                  $219,825,070

Liabilities
     Deposits                                                      $132,150,529
     Fed Funds                                                       15,688,282
     Treasury Demand Notes                                                    0
     Trading Liabilities                                                105,934
     Other Borrowed Money                                            34,691,375
     Acceptances                                                              0
     Subordinated Notes and Debentures                                7,697,466
     Other Liabilities                                                7,145,036
                                                                  -------------
     Total Liabilities                                             $197,478,622

Equity
     Minority Interest in Subsidiaries                               $1,545,556
     Common and Preferred Stock                                          18,200
     Surplus                                                         12,057,453
     Undivided Profits                                                8,725,239
                                                                  -------------
         Total Equity Capital                                       $22,346,448

Total Liabilities and Equity Capital                               $219,825,070

To the best of the undersigned's determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By: /s/Vaneta I. Bernard
       Vaneta I. Bernard
       Vice President

Date: May 31, 2007